SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.         )1

COMPUTER PROGRAMS AND SYSTEMS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

205306103 (CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205306103                                                                     13G                                                                     Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Dennis P. Wilkins

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,540,503 6. Shared Voting Power -0- 7. Sole Dispositive Power 1,540,503 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,540,503

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 14.7%

12.	Type of Reporting Person (See Instructions) IN

Page 3 of 5 Pages

SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

Computer Programs and Systems, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

6600 Wall Street

Mobile, Alabama 36695

Item 2.

(a)	Name of Person Filing:

Dennis P. Wilkins

(b)	Address of Principal Business Office, or if None, Residence:

3601 Linden Lane

Mobile, Alabama 36608

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

205306103

Item 3.    If this Statement is filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.    Ownership.

(a)	Amount Beneficially Owned:

1,540,503

Page 4 of 5 Pages

(b)	Percent of Class:

14.7%

(c)	Number of Shares as to Which Such Person has:

(i)	Sole Power to Vote or Direct the Vote.

1,540,503

(ii)	Shared Power to Vote or to Direct the Vote.

-0-

(iii)	Sole Power to Dispose or to Direct the Disposition of.

1,540,503

(iv)	Shared Power to Dispose or to Direct the Disposition of.

-0-

Item 5.    Ownership of Five Percent (5%) or Less of a Class.

Not Applicable.

Item 6.    Ownership of More than Five Percent (5%) on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.    Identification and Classification of Members of the Group.

Not Applicable.

Item 9.    Notice of Dissolution of Group.

Not Applicable.

Item 10.    Certifications.

Not Applicable.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 24, 2003 Date

/S/ DENNIS P. WILKINS
Dennis P. Wilkins